RECEIVED

2005 FEB -7 P 2:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: PGC/ltop/adr280105

28 January 2005

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com



05005650

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 14 January to 27 January together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
14 JANUARY 2005 to 27 JANUARY 2005

RECEIVED

2005 FEB -7 P 2:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES HOUSE FILINGS		
20 January 2005	-	Forms 169(1B) re purchase of shares
26 January 2005	-	Forms 88(2) re allotment of shares

82 5017

GUS

RECEIVED
2005 FEB -7 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: chcorres.pgc.roc169

20 January 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Purchase of own shares

In connection with recent purchases of shares for holding in treasury, I enclose for filing two Forms 169(1B). The first such form has duly "stamped" by the Inland Revenue Stamp Office in respect of the whole of the stamp duty payable of £160,895.00.

Yours faithfully



Paul Cooper

Assistant Company Secretary

CC: Elizabeth Colegate – Merrill Lynch

shares for holding in treasury

Form

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below For Inland Revenue use only

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	2,000,000	750,000	200,000
Date(s) shares delivered to the company	23/11/04	25/11/04	3/12/04
For each share: Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£8.711626	£8.668396	£8.748875
Minimum price paid	£8.711626	£8.668396	£8.748875

The aggregate amount paid by the company for the shares to which this return relates was: £32,178,623.93

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £160,895.00

TR

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** /1/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER : GUS PLC
THE WORKS, 5 UNION STREET
MANCHESTER M12 4JD Tel. 0870 836 4044
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

ONE HUNDRED THOUSAND POUNDS · FIVE THOUSAND POUNDS · FIVE THOUSAND POUNDS · FIVE THOUSAND POUNDS · TWO HUNDRED POUNDS · FIFTY POUNDS · ONE HUNDRED POUNDS · TWENTY POUNDS · TWENTY POUNDS

£60,504.29 £32,178,623.93

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

---

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 146575

Company Name in full: GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	230,000	250,000	250,000
Date(s) shares delivered to the company	16/12/04	17/12/04	20/12/04
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£8.827391	£8.951	£8.965
Minimum price paid	£8.827391	£8.951	£8.965

The aggregate amount paid by the company for the shares to which this return relates was: £6,504,299.93 — c/fwd to Form 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See Form 1

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 1/1/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Cooper, GUS plc,
The Wallows, 5 Union Street
Manchester M12 4JD Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

---

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
14 January 2005	-	Transaction in own shares
17 January 2005	-	Transaction in own shares
18 January 2005	-	Block Listing Interim Review
18 January 2005	-	Transaction in own shares
19 January 2005	-	Transaction in own shares
20 January 2005	-	Transaction in own shares
24 January 2005	-	Transaction in own shares
25 January 2005	-	Transaction in own shares
26 January 2005	-	Transaction in own shares
27 January 2005	-	Transaction in own shares

PAUL COOPER
28 JANUARY 2005

82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

26 January 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully



Paul Cooper

Assistant Company Secretary

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	10	01	2005
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,866	490	4,153
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.7550	£8.0920

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3195		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	978	678	61
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 177
Name Mr Stephen J Everett Address 33 Lytham Road Freckleton Preston Lancashire UK Postcode PR4 1AB	Class of shares allotted Ordinary	Number allotted 130
Name Mrs Barbara Anne Howarth Address 73 Broad Oak Lane Penwortham Preston Lancashire UK Postcode PR1 0UY	Class of shares allotted Ordinary	Number allotted 51
Name Mr David Morton Address 10 Buttermere Gardens Riddlesdown Purley Surrey UK Postcode CR8 1EG	Class of shares allotted Ordinary	Number allotted 508
Name Mrs Karen Elizabeth O'Brien Address Yew Tree Farmhouse Sutton-Cum-Beckingham Lincoln Lincolnshire UK Postcode LN5 0RE	Class of shares allotted Ordinary	Number allotted 851

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 18 January 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21421		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

88(2)

Return of Allotment of Shares

CHFPO83

Company Number | 146575

Company name in full | GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4896		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Exemption number 82-5017

RNS Number:4165H
GUS PLC
14 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 220,000 ordinary shares at a price of 944.74 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 8,230,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,008,804,356.

Exemption number 82-5017

RNS Number:4710H
GUS PLC
17 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 250,000 ordinary shares at a price of 948.632 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 8,480,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,008,555,679.

Ref: PGC/bla180105

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

18 January 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach three Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully



Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 063824

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 12 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 12.07.04 to 11.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,034,179 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	759053

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 13 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 13.07.04 to 12.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,017,034,179 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 172716

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 14 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 14.07.04 to 13.01.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	200,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,034,179 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:



Exemption number 82-5017

RNS Number:5210H
GUS PLC
18 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 942.8605 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 8,780,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,008,277,100.

Exemption number 82-5017

RNS Number:5767H
GUS PLC
19 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 945.1485 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 9,080,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,007,977,100.

Exemption number 82-5017

RNS Number:6297H
GUS PLC
20 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 200,000 ordinary shares at a price of 944.1813 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 9,280,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,007,777,100.

Exemption number 82-5017

RNS Number:7392H
GUS PLC
24 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 225,000 ordinary shares at a price of 956.633 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 9,505,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,007,556,996.

Exemption number 82-5017

RNS Number:7884H
GUS PLC
25 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 200,000 ordinary shares at a price of 967.6651 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 9,705,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,007,373,150.

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 26/01/2005

RNS Number:8489H
GUS PLC
26 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 200,000 ordinary shares at a price of 970.6474 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 9,905,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,007,173,150.

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 27/01/2005

RNS Number:8998H
GUS PLC
27 January 2005

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 100,000 ordinary shares at a price of 958.3857 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 10,005,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,007,097,223.